May 13, 2008
Via FEDEX Overnight Delivery
Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Attn: Anne Parker

CC:	Donald Delaney Karl Hiller Donna Levy

RE:	Range Resources Corporation Form 10K for the Fiscal Year Ended December 31, 2007 Filed February 27, 2008 Definitive Schedule 14A Filed April 4, 2008 (File No. 001-12209)
     Dear Ms. Parker:
     In regard to your letter dated April 30, 2008, Range Resources Corporation (the “Company” or “we”, “us” or “our”) respectfully submit the following responses to your inquiry:
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Business, page 1
     General, page 1
Inquiry:
1.	We note you increased your proved reserves over the past five years, with a reserve replacement ratio of 286 percent. We believe the following additional information would assist readers in understanding the relevance of the measure you disclose:
a)	An explanation of how the ratio is calculated; and if the information used to calculate this ratio is not derived directly from the line items disclosed in your reconciliations of beginning and ending proved reserve quantities on page F-36, a tabulation showing your computation with a reconciliation of the various components utilized to the amounts in your SFAS 69 disclosures.

b)	The extent to which the proved reserves that have been added are either proved developed or proved undeveloped.

c)	A disaggregation of your reserve replacement ratio, showing the extent to which it is attributable to revisions, improved recovery, purchases and extensions and discoveries for each year in the five-year period, and in the aggregate.

d)	The nature of any material uncertainties pertaining to undeveloped or newly discovered reserves which may impact the time horizon over which the reserve additions are expected to be developed and produced.

e)	An indication of how management uses this measure, and any limitations.
     Please submit the information outlined above.

Response:
     The disclosure on page 1 of our December 31, 2007 10-K says “During the past five years, we have increased our proved reserves 286%, while production has increased 115% during that same period.” The 286% percent is not intended to represent our reserve replacement ratio. The 286% referred to in the text is a calculation of the increase in our proved reserves from 2002 (577,977 Mmcfe) to 2007 (2,232,768 Mmcfe). These reserve quantities are contained in our SFAS 69 disclosures for each year. In future filings, we will further clarify this calculation by including the beginning and ending data points. For example, our disclosure would read “ Over the past five years, our reserves have increased from 578.0 bcfe in 2002 to 2.2 tcfe in 2007, a 286% increase”. Based upon this response, we don’t believe that additional information is required for subpart (a) — (e). If the Staff requires additional information, please advise.
     Production, Revenues and Price History, page 4
Inquiry:
     It appears that your gross margin measures may inappropriately exclude DD&A attributable to costs of sales, while also reflecting an adjustment in the revenue component for the “mark-to-market component of derivative fair value income (loss)”, so the total includes realized gains and losses but excludes unrealized gains and losses for derivatives not qualifying for hedge accounting, which results in a revenue component that is not consistent with your reporting on page F-6. These variations appear to yield non-GAAP measures of revenue and gross margin for which different labeling additional disclosures would be required under Item 10(e) of Regulation S-K.
Response:
     The table included on page 4 is presented to assist the reader in calculating our “cash margins” from the sale of our oil and gas production. We believe the line included in the table entitled “less mark-to-market component of derivative fair value income (loss)” reconciles the table to our statement of operations. In reviewing the Staff’s comment and our disclosures, we have concluded that the wording included in the table could have been clearer. In all future filings, we will not include the table.
     Financial Statements, page F-1
     Note 2 — Summary of Significant Accounting Policies, page F-10
     Asset Retirement Obligations, page F-14
Inquiry:
     We see from your disclosure that you exclude “market-risk premium” from your measurement of asset retirement obligations, stating that “...a reliable estimate cannot be determined.” However, we also note that in connection with your 2006 acquisition of Stroud Energy, Inc., you assumed certain asset retirement obligations, and determined a fair value for such obligations as part of your purchase price allocation. Given the foregoing, please tell us how you determined that excluding a market-risk premium from your periodic measurements is consistent with the guidance in paragraph A20 for SFAS 143 and paragraphs B22 and B23 of FIN47, if that is your view.
Response:
     In our calculation of the asset retirement obligations assumed in connection with the acquisition of Stroud Energy, Inc., we did not include a market-risk premium because, as discussed below, a reliable estimate could not be determined. Additionally, with respect to the acquisition of Stroud, a market risk premium, if determinable, would not be material to our consolidated financial statements as the entire asset retirement obligation was approximately $1.4 million.
     In accordance with paragraph 62 of Concepts Statement 7 and a SEC Staff Position, we do not include a market-risk premium in our calculation of asset retirement obligations because a reliable estimate cannot be determined. There is no available market data to reliably estimate a market-risk premium due to the uncertainty in estimating future restoration and removal costs as such costs are likely to be incurred many years in the future, contracts and regulations regarding such costs often have vague descriptions of what constitutes removal and asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. The Company is beginning to evaluate the impact of the pending adoption in 2009 of SFAS 157 non-recurring fair value measures which, as we understand it, will require us to estimate market-risk premiums.

     Note 11 — Financial Instruments, page F-24
     Commodity Derivative Instruments, page F-25
Inquiry:
     You state that, in the fourth quarter of 2007, you “...began marking a portion of [y]our oil hedges designated as Permian Basin production to market due to the anticipated sale of a portion of [y]our Permian properties.” Please tell us why you have not designated the assets you anticipate selling as held for sale and reflected any corresponding impairment or discontinued operations, following the guidance in paragraphs 30 and 42 of SFAS 144.
Response:
     We began marking to market a portion of our hedges due to our decision to commence the sale process of some of our Permian Basin production as required by paragraph 32 of SFAS 133. Specifically, since we were marketing the properties, we were no longer able to conclude that it was probable that designated production would occur. Although we were marketing the properties, we believed there was still significant uncertainty about whether we could sell the properties at terms that were acceptable given the significant volatility in oil and gas prices and the resulting impact on pricing of any disposition. Thus, these assets were not designated as assets held for sale as of December 31, 2007 due to the fact that the Company had not satisfied all six criteria required by SFAS 144 as of the end of the year. Specifically, as of December 31, 2007,we did not satisfy criteria number 4 (the sale of the asset or disposal group is probable and the transfer is expected to qualify for recognition as a completed sale within one year) and number 6 (actions necessary to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn). In summary, we were in a situation where we could not conclude the production was probable of occurring; however, we also could not conclude that a sale of the property was probable. As a result, we ceased hedge accounting on the production, but concluded the properties did not qualify for assets held for sale treatment.
     Note 12 — Employee Benefit and Equity Plans, page F-27
     Deferred Compensation Plan, page F-28
Inquiry:
     We note you recorded adjustments in the fourth quarter of 2007 to correct accounting errors relating to your Rabbi Trust, impacting your deferred compensation plan expense and related accounts, due to previously having inappropriately (i) adjusted your deferred compensation liability for market value changes in unvested shares held in the Rabbi Trust (ii) recorded the common stock issued to the Rabbi Trust at grant date fair value, as opposed to using cost basis, and (iii) recorded interest and dividends on marketable securities held in the Trust in accumulated other comprehensive loss. You indicate that these adjustments pertain to accounting that occurred prior to 2007 and during the first three quarters of 2007. Please tell us how you concluded that these adjustments should all be reflected in the fourth quarter of 2007, rather than in the respective periods of occurrence, following the guidance in paragraph 25 of SFAS 154 and SAB Topic 1:N. Please submit the analysis you performed, including a schedule showing the impact of these adjustments for each quarterly period.
Response:
     The following is a summary of the $12.4 million favorable adjustment that was reflected in the fourth quarter of 2007 — by period of occurrence ($ in thousands):

				Twelve	Twelve	2004
	3rd Qtr	2nd Qtr	1st Qtr	Months	Months	and	Total
	2007	2007	2007	2006	2005	Prior	Adjustment
M-T-M unvested shares	$1,317	$1,463	$2,436	$(276)	$737	$1,115	$6,792
Interest & dividends	127	(22)	(22)	4,686	844	—	5,613

Increase to pre-tax income	$1,444	$1,441	$2,414	$4,410	$1,581	$1,115	$12,405

Reported pre-tax income	$94,046	$99,533	$13,200	$315,701	$175,985
% increase to pre-tax income	1.5%	1.4%	18.3%	1.4%	0.9%

     As set forth above, the errors as a percentage of pre-tax income did not have a material impact on any historical periods except for the first quarter ended March 31, 2007. Additionally, the cumulative errors were less than 3% of pre-tax income in each of the years ended 2006 and 2005 and the cumulative correcting adjustment in 2007 was less than 2% of 2007 pre-tax income. We also considered the impact of such errors on our balance sheets (including specific line items within the balance sheets) noting the impact of such errors were immaterial. Specifically, stockholders’ equity would have increased only 1.3%, 0.8% and 0.7% as of September 30, 2007, December 31, 2006 and December 31, 2005, respectively, which we considered to be immaterial. As a result, we did not believe that quantitatively, the prior years’ consolidated financial statements were materially misstated. With respect to the first quarter of 2007, we concluded the impact of the errors ($2.4 million) was not significant in light of full year 2007 results in addition to the fact that the first quarter 2007 results were significantly impacted by a large mark-to-market adjustment related to our derivative positions, which significantly decreased first quarter earnings. First quarter 2007 earnings were unusually low to due these non-cash charges; therefore, we did not believe a $2.4 million adjustment would have been material to a reasonable investor. As part of our analysis, we also considered qualitative considerations when determining whether a restatement was warranted. This analysis included the following:
1.	These adjustments would not change the trend in current year income when compared to prior years’ income.

2.	These adjustments do not change a loss into income.

3.	These adjustments are non-cash.

4.	These adjustments are not related to any operational areas of our Company.

5.	These adjustments did not impact working capital.

6.	These adjustments did not cause any violation of debt covenants and would not have impacted debt pricing or credit facility availability.

7.	These adjustments would not have any effect on management compensation for current or subsequent years.

8.	The rabbi trust amounts have historically been excluded from analyst models and are therefore excluded from their calculations/expectations of the Company’s earnings.
     Based on the collective considerations discussed above, we did not believe any prior quarter or prior year consolidated financial statements should be restated due to immateriality. However, as the correcting adjustment in the fourth quarter was not insignificant to the fourth quarter 2007 results, we disclosed the impact of the adjustment in accordance with paragraph 31 of APB 28.
     Note 14-Commitments and Contingencies, page F-29
     Litigation, page F-29
Inquiry:
     We note your disclosure referring to the various legal actions and claims arising in the ordinary course of business, stating that you “...do not expect these matters to have a material adverse effect...” on your financial position, cash flows or results or operations. And on page 19, you state “...such litigation and claims are likely to be resolved without a material adverse effect on [y]our financial position or liquidity...” Tell us how you would describe your exposure to loss using the terminology in SFAS 5, being probable, reasonable possible or remote, and indicate the range of reasonable possible loss and amounts accrued for all matters where exposure is other than remote. Please include details of any quantification of claims by you or outside parties. Submit any disclosures that you propose to clarify the characterization of your litigation contingencies.
Response:
     As of December 31, 2007 and 2006, the Company had no accrual for contingent losses for pending or threatened litigation. The Company does have various legal actions and claims incidental to our businesses. We have not accrued a liability for these actions due to the fact that the losses are not probable. We are currently aware of 24 such cases/claims against the Company, many of which are minor disputes over items such as title issues, and we estimate that it is reasonably possible these claims could result in losses in the aggregate of up to $1.1 million. However, in the context of reasonably possible exposure, this amount is immaterial and we do not believe any additional disclosure is warranted in our consolidated financial statements as of December 31, 2007.

     Definitive Schedule 14A, Filed April 4, 2008
     Executive Compensation
     Compensation Discussion and Analysis
     Components of Executive Compensation
     Base Salary, Page 27
Inquiry:
     We note your statement that base salaries are targeted at the 50th percentile and we note the actual salaries paid to your executives on page 42. Please state whether the salaries were increased in May 2007 in order to ensure that the salaries equaled the 50th percentile of your Peer Group.
Response:
     We confirm that salaries were increased in May 2007 to the 50th percentile of our Peer Group. In the future, we will add a sentence similar to the following in the narrative disclosure on page 42:
     The salary changes made on May 23, 2007 to the Named Executive Officers were consistent with the Compensation Committee’s objectives of targeting salaries at the 50th percentile of the Peer Group adjusted for the factors listed in the section of this Proxy Statement entitled “—Compensation Discussion and Analysis — Components of Executive Compensation — Base Salary.”
     Performance-Based Annual Incentive Awards, page 29
Inquiry:
     We note your statement that the annual incentive payout was a weighted average of the payout percentage for each performance category. Specify the payout percentage for each performance category.
Response:
     In the future, pursuant to your request, we would add an additional column reflecting the payout percentage achieved prior to any negative discretion applied by the Compensation Committee as shown below:

	Unit of	Actual	2007 Performance Levels			Actual	Payout %
Criterion	Measurement	for 2006	Threshold	Target	Excellent	for 2007	Achieved (1)

Finding & development costs	$ per mcfe	$1.66	$2.80	$2.60	$2.20	$1.90	100%
EBITDAX	$ millions	$524	$629	$662	$696	$721	100%
Production per share	mcfe per share	0.706	0.720	0.734	0.762	0.800	100%
Reserves per share	mcfe per share	12.21	12.45	12.70	13.19	14.909	100%
Stock price performance	percentile	70th	50th	62.5th	75th	95th	100%

(1)	Payout percentage shown is prior to any negative discretion applied by the Compensation Committee.
Inquiry:
     Explain your statement that “The actual percentile performance for each category was interpolated between the performance levels.”

Response:
     On page 29 we would modify the last sentence in paragraph three as follows to better clarify the concept of “interpolated” for the reader:
     When actual results achieved fall between the performance levels, the percentile performance used to determine the payout percentage is proportionally adjusted.
Inquiry:
     State what the actual payment percentage would have been if the Committee had not exercised its negative discretion. Explain further your statement that the Committee exercised its negative discretion in “order to achieve an absolute dollar amount for total 2007 incentive compensation paid to all of our employees.”
Response:
     In the future, pursuant to your request, we would add an additional column reflecting the payout percentage achieved prior to any negative discretion applied by the Compensation Committee as shown below:

	Annual Incentive Payout % of Salary
				Payout %	Actual Payout
	Threshold	Target	Excellent	Achieved (1)	% for 2007 (2)

President and CEO	50%	100%	200%	200%	189%
EVP and Chief Operating Officer	50%	100%	200%	200%	191%
Senior Vice Presidents	30%	60%	120%	120%	107%

(1)	Reflects the payout percentage prior to any negative discretion applied by the Compensation Committee.

(2)	Reflects the payout percentage after negative discretion was applied by the Compensation Committee.
     To the extent the same scenario is presented in future years, we would clarify for the reader the “absolute dollar amount” concept by modifying the sentence to say:
     “The Compensation Committee used negative discretion to limit bonuses (paid to all employees) to equal our budgeted bonus amount.”
Long-Term Equity Incentive Compensation, page 29
Inquiry:
     We note your statement that the grant of annual stock awards and SARs is based in part on your performance relative to the Peer Group and the total compensation paid to comparable officers at Peer Group companies, and your discussion of the performance factors applicable to these awards on page 45. Please add a cross reference on page 29 to the discussion of the performance factors on page 45. State whether you established threshold, target, and excellent performance levels for each performance factor, and if you did, disclose them. Explain how you determined the allocation of the award between SARs and unvested discretionary contributions.
Response:
     The criterion discussed on page 45 as to the comparison of actual results of the Company to the Peer Group of companies is designed to assist the Compensation Committee to measure the Company’s relative performance to critical industry measures. No predetermined performance levels are established by the Compensation Committee and the relative comparisons are based on actual results for the year consistently calculated for each Peer Group company. The Compensation Committee considers the same criterion used to determine executive annual incentive cash payments and other performance measurements to determine total compensation.

     The allocation of the long-term incentive compensation is explained on page 32 of the Proxy Statement under the section entitled “—Compensation Discussion and Analysis — Allocation Among Types of Compensation — Allocation Among Long-Term Equity Incentive Compensation Components.” This section explains that the value of long-term incentive awards is equally divided between SARs and Annual Stock Awards. When the Annual Stock Awards are contributed to the deferred compensation plan in the form of stock, such contributions are called “unvested discretionary contributions” under the plan.
*******
     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (817) 869-4224 if you have additional questions or comments.
Sincerely,
/s/ Roger S. Manny
Roger S. Manny
Senior Vice President and Chief Financial Officer

Cc:	John H. Pinkerton, President and Chief Executive Officer
Rodney L. Waller, Senior Vice President and Chief Compliance Officer
Kevin P. Lewis — Vinson & Elkins LLP